EXHIBIT 11.1 Computation of per share earnings December 31, 1999

CLIP' N PIERCE FASHONS, INC.
Weighted Average Shares Outstanding
December 31, 1999

Net loss Per Share  $ (456 / 8,400,000 = (.00)